  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON               , 1996

                                                       REGISTRATION NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           ATHENA MEDICAL CORPORATION
             (Exact name of Registrant as specified in its charter)

            NEVADA                           8070                  33-0202574
   (State of Incorporation)      (Primary Standard Industrial   (I.R.S. Employer
                                 Classification Code Number)     Identification
                                                                      No.)

                      10180 S.W. NIMBUS AVENUE, SUITE J-5
                             PORTLAND, OREGON 97223
                                 (503) 968-8800
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                               WILLIAM H. FLEMING
                     PRESIDENT AND CHIEF OPERATING OFFICER
                           ATHENA MEDICAL CORPORATION
                      10180 S.W. NIMBUS AVENUE, SUITE J-5
                             PORTLAND, OREGON 97223
                                 (503) 968-8800
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                            ------------------------

                                   COPIES TO:
                            Patrick J. Simpson, Esq.
                          Cynthia Clarfield Hess, Esq.
                                  PERKINS COIE
                       1211 S.W. Fifth Avenue, Suite 1500
                               Portland, OR 97204
                                 (503) 727-2000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                            ------------------------

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. /X/

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box: /X/

                            ------------------------

                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM
       TITLE OF EACH CLASS OF              AMOUNT TO         OFFERING PRICE        AGGREGATE           AMOUNT OF
     SECURITIES TO BE REGISTERED         BE REGISTERED       PER SHARE (1)     OFFERING PRICE (1)   REGISTRATION FEE
Common Stock, $.01 par value               5,638,294             $3.375          $19,029,242.25        $6,562.00

(1) Estimated solely for the purpose of calculating the registration fee under Rule 457. The offering price has been estimated and the registration fee has been computed pursuant to Rule 457(c), on the basis of the final sales price of the Common Stock as quoted on NASD's OTC Bulletin Board on March 25, 1996, which was $3.375 per share.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                5,638,294 SHARES

                           ATHENA MEDICAL CORPORATION

                                  COMMON STOCK

                               ------------------

    The shares of common stock, par value $.01 per share, offered hereby (the "Shares") are shares of Athena Medical Corporation, a Nevada corporation (the
"Company"), being sold by certain shareholders of the Company (the "Selling Shareholders"). See "Principal and Selling Shareholders." The Company will not receive any part of the proceeds from the sale of the Shares in this offering (the "Offering").

    The Common Stock is traded in the over-the-counter market under the symbol "AFEM." On March 25, 1996, the last reported sales price for the Common Stock as reported on the National Association of Securities Dealers' OTC Bulletin Board (the "NASD OTC Bulletin Board") was $3.375 per share.

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES.

                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION NOR  HAS THE COMMISSION  PASSED UPON  THE
             ACCURACY  OR ADEQUACY OF  THIS PROSPECTUS. ANY
                     REPRESENTATION TO THE CONTRARY IS A
                                  CRIMINAL OFFENSE.

                            ------------------------

                                                       UNDERWRITING                            PROCEEDS TO
                                     PRICE TO         DISCOUNTS AND        PROCEEDS TO           SELLING
                                    PUBLIC (1)       COMMISSIONS (1)         COMPANY         SHAREHOLDERS (2)
Per Share.....................        $3.375               $--                  $0                $3.375
Total.........................    $19,029,242.25           $--                  $0            $19,029,242.25

(1) The Selling Shareholders may sell the Shares to or through dealers at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The above computations are based on the last reported sales price of a share of Common Stock as of March 25, 1996 and do not necessarily reflect the prices of shares to the public on the dates the transactions are actually effected.

(2) Expenses of this Offering, estimated at $82,500.00, are payable by the Company.

                            ------------------------

              THE DATE OF THIS PROSPECTUS IS               , 1996

                             ADDITIONAL INFORMATION

    The Company has filed a Registration Statement on Form S-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the
"Securities Act"), with the Securities and Exchange Commission (the "Commission"), Washington, D.C., with respect to the Shares offered hereby. The Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and the exhibits thereto. Statements made in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    The Registration Statement is available for review at the Commission's offices in Washington, D.C. All or part of the Registration Statement may be inspected and copied, upon payment of the prescribed fees, at the Public Reference Section of the Commission, 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549-1004.

    In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at, and copies of such material obtained at prescribed rates from, the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549-1004 and at the Commission's regional offices located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

    A copy of the Company's Annual Report on Form 10-KSB for the year ended December 31, 1994 and the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 1995 are being delivered with this Prospectus.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following document filed with the Commission pursuant to the Exchange Act is incorporated in this Prospectus by reference:

    1. The Company's Annual Report on Form 10-KSB for the year ended December 31, 1995.

    In addition, all documents filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents").

    Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein or in any other subsequently filed Incorporated Document or in an accompanying prospectus supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or such Registration Statement.

    The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the Incorporated Documents, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference therein. Requests should be directed to David Porter, Vice President and Chief Financial Officer, Athena Medical Corporation, 10180 S.W. Nimbus Avenue, Suite J-5, Portland,

Oregon 97223, telephone (503) 968-8800. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the Incorporated Documents.

                                  RISK FACTORS

    Prospective investors should consider the following factors, among others, in making a decision concerning purchase of the shares of Common Stock offered hereby:

    LACK OF REVENUES FROM PRODUCTS; EARLY STAGE OF PRODUCT DEVELOPMENT. The Company's current product -- the Fresh 'n Fitr-Registered Trademark- interlabial pad (the Padette), and products in development, the Tampette collection device, the AWARE-TM- pregnancy test (the "Pregnancy Test") and other contemplated diagnostic products -- are in the early stages of development or marketing. See "-- Government Regulation." There have been no significant revenues from the Padette and there have been no revenues at all from the Tampette-TM-, the
Pregnancy Test or from the diagnostic products in development. Potential investors should be aware of the problems, delays, expenses and difficulties encountered by any company whose products are in an early stage of development, many of which may be beyond the Company's control. These include, but are not limited to, unanticipated developmental, testing, regulatory compliance, manufacturing and marketing costs and competition. In addition, the Company's products are subject to the risks inherent in new products. These risks include the absence of any assurance that products in development will be successfully developed, or that the Company's products, once developed, can be successfully manufactured, will be commercially successful or will not become obsolete within a short time after their development. Moreover, the costs of research and development and clinical trials for new products cannot be reliably forecast and may substantially exceed the Company's expectations and financial resources.

    OPERATING LOSSES. During the nine months ended September 30, 1995, the Company incurred losses of $3,090,023. In 1996 the Company expects losses to continue as the costs of marketing, research and development and related administrative activities are expected to exceed income from product sales. These losses are expected to be funded from the Company's revenues, cash reserves and future financing, if any. See "-- Need for Funds."

    NEED FOR FUNDS. The Company expects to raise additional funds through equity and/or debt financing for the development, manufacture and marketing of its planned products. These funds may not be available or available on terms favorable to the Company or its shareholders. The inability of the Company to obtain such financing could adversely affect the Company. In addition, future financing could have a dilutive effect on holders or purchasers of the Shares.

    MANUFACTURING RISKS. The Company currently manufactures the Padette. As a manufacturer, the Company will continually face risks regarding the availability and costs of raw materials and labor, the potential need for additional capital equipment, increased maintenance costs, plant and equipment obsolescence, quality control and excess capacity. A disruption in the Company's production or distribution could have a material adverse effect on the Company's financial results. The Company currently purchases certain raw materials from one supplier. Although the Company does not believe it would be difficult to replace these suppliers, the Company has not approved other suppliers for the sale of certain raw materials to the Company.

    UNCERTAIN ABILITY TO MANAGE GROWTH. The Company anticipates that in order to achieve success in its industry, the Company will be required to increase rapidly its sales, production and employee base. The Company anticipates these increases will place significant demands on the Company's management, working capital and financial and management control systems. The Company may not be able to meet the demands of future growth. Any inadequacies in these areas could have a material adverse effect on the Company's business, financial condition and results of operations.

    RISKS OF INTERNATIONAL BUSINESS. The Company's business is and will be subject to the risks generally associated with doing business internationally, including changes in demand resulting from fluctuations in exchange rates, foreign governmental regulation and changes in economic conditions. These factors, among others, could influence the Company's ability to sell its products in international markets. In addition, the Company's business is subject to the risks associated with legislation and regulation relating to imports, including quotas, duties or taxes and other charges, restrictions and retaliatory actions on imports to other countries in which the Company's products may be sold or manufactured.

    POTENTIAL ADVERSE IMPACT OF OFFERING ON MARKET PRICE OF COMMON STOCK. The number of Shares being offered pursuant to the Prospectus by the Selling Shareholders represents approximately 52 percent of the total common stock of the Company outstanding at December 31, 1995, assuming the exercise of all options and warrants held by the Selling Shareholders covering Shares being registered hereby. See "Principal and Selling Shareholders." Each Selling Shareholder intends to offer his, her or its Shares at such time and in such manner as he, she or it deems appropriate. Other than certain contractual volume limitations relating to the sale of Shares by certain Selling Shareholders, there are no agreements between the Selling Shareholders and the Company or, to the Company's knowledge, among the Selling Shareholders, with respect to the sale of Shares. If Selling Shareholders were simultaneously to offer a large amount of Shares in the market, the market price of the Company's common stock could be adversely affected. See "Principal and Selling Shareholders" and "Plan of Distribution."

    TRADING  MARKET  FOR  SHARES.   Trading  of  the Company's  common  stock is
currently conducted in the over-the-counter market on the NASD OTC Bulletin Board or the "pink sheets." As a result, stockholders may find it more difficult to dispose of, or obtain accurate quotations as to the price of, common stock than if the common stock were listed on the National Association of Securities Dealers Automated Quotation System (the "NASDAQ") or another national stock exchange. In addition, the volume of trading in the common stock may be very limited on a daily basis.

    VOLATILITY OF STOCK PRICE. There has been significant volatility in the market price of the Company's common stock. During 1995, the price of the Company's common stock ranged from $7 3/4 per share to $2 1/2 per share. In addition, there has been significant volatility in the market price of securities of early stage companies, technology companies generally and biotechnology companies in particular. Various factors, including but not limited to announcements by the Company or its competitors concerning product developments, patents or proprietary rights, may significantly affect the Company's business and the market price of the common stock. These factors as well as general economic conditions such as recessions or high interest rates may adversely affect the market price of the Company's common stock.

    PENDING LEGAL PROCEEDINGS. The Company has been named as a defendant in a civil action brought in the Circuit Court of Oregon for Washington County by Kassia International Incorporated (the "Plaintiff"). The complaint alleges that the Company breached its obligations to complete the purchase of the Plaintiff in the spring of 1995 and seeks damages of up to $6 million under various theories. Although the Company intends to vigorously defend against such lawsuit, the Company cannot predict the outcome of the lawsuit. An award of damages or the expenditure of significant sums even in the successful defense of the case could have a material adverse effect on the Company's financial condition and results of operations. See "Recent Developments."

    COMPETITION. The Company's current products and products in development will compete with products from other companies that have more employees and substantially greater research, financial and marketing resources than the Company. Many of these competitors also have the resources to manufacture and market their own products, which in many cases the Company may not be able to do.

    PATENTS, TRADEMARKS AND PROPRIETARY INFORMATION. In 1987 the Company acquired exclusive worldwide license to six U.S. patents (one of which has since expired) and additional foreign patents in the United Kingdom, Germany, Canada and Japan, covering the Padette. Additionally, the Company was assigned a patent issued in 1991 used in manufacturing the Padette and has filed for additional applications of its own. The Company also anticipates filing patent applications for protection on future products and technology. The term for patents issuing on applications filed on or after June 8, 1995 is 20 years from the date of application or, if the application contains a specific reference to an earlier filed application under 35 U.S.C. SectionSection120, 121 or Section365(c), 20 years from the date on which the earliest such application was filed. The term of patents issuing on applications filed before June 8, 1995, is the greater of the 20-year term described above or 17 years from grant, depending on the amount of time between application and issuance. There can be no assurance that patents will be issued or upheld or that additional patents will be obtained or that patents will provide significant protection or be beneficial to the Company.

    The issuance of patents to the Company or to a licensor is not conclusive as to validity or as to the enforceable scope of claims therein. The validity and enforceability of a patent can be challenged by litigation after its issuance, and, if the outcome of such litigation is adverse to the owner of the patent, the owner's rights could be diminished or withdrawn. The issuance of patents covering any of the Company's products may be insufficient to prevent competitors from essentially duplicating the product by designing around the patented aspects. The patent laws of other countries may differ from those of the United States as to the patentability of the Company's products and processes. Moreover, the degree of protection afforded by foreign patents may be different from that in the United States.

    The technologies used by the Company may infringe upon patents or proprietary technology of others. The cost of enforcing the Company's patent rights in lawsuits that the Company may bring against infringers or defending itself against infringement charges by other patent holders may be high and could adversely affect the Company.

    The Company has trademarks in Fresh n'Fit and a butterfly logo. The Company has received notice from another company claiming that such other company has the prior right to use the "Athena" name. The Company is currently in discussions with such company. The Company may in the future be required to refrain from using the "Athena" name. To date, the Company has not prominently featured the "Athena" name on its products and therefore the Company believes that refraining from its use on products in the future will not have a material adverse effect on the Company.

    Trade secrets and confidential know-how are important to the Company's scientific and commercial success. Although the Company seeks to protect its proprietary information through confidentiality agreements and appropriate contractual provisions, others may develop independently the same or similar information or gain access to proprietary information of the Company.

    GOVERNMENT REGULATION. Many of the Company's activities are subject to regulation by various local, state and federal regulatory authorities in the United States and by governmental authorities in foreign countries where its products may be marketed.

    Some of the Company's contemplated products will require Food and Drug Administration ("FDA") approval and approval from similar authorities in other countries. Obtaining such approvals may be a lengthy and expensive proceeding often involving extensive testing and clinical trials to demonstrate safety, reliability and efficacy. In addition, the process of obtaining FDA approval may be subject to change in regulations resulting in unexpected costs and uncertainty. The Company may not be able to comply with the applicable requirements and necessary approvals may not be granted. Moreover, the extent and impact of future governmental regulation cannot be predicted. Failure to comply with the regulatory requirements applicable to the Company may result in fines, injunctions, civil penalties, recall or product seizure, among other penalties.

    The Padette has received approval for over-the-counter marketing in the United States under a 510(k) pre-market notification submission to the FDA as a Class II device. No further FDA requirements for clinical evaluation are expected. Requests for regulatory approval for marketing in several countries have been made. Regulatory approval has been obtained in China. The Company cannot predict when or whether approvals in other countries will be obtained. The Tampette and the Company's contemplated diagnostic products are still in the development stage and have yet to complete clinical trial. See "-- Lack of Revenues from Products; Early State of Product Development." The Company anticipates submitting data to the FDA for the Tampette and the Pregnancy Test. There can be no assurance, however, as to when, if ever, such data will be submitted to the FDA or necessary FDA approval will be obtained.

    DEPENDENCE ON MANAGEMENT AND CONSULTANTS. The Company depends to a large extent upon the abilities and continued participation of its current directors, executive officers and consultants. The loss of any of these people could have a serious adverse effect upon the Company's business. The Company may not be able to attract and retain key personnel with the skills and expertise necessary to manage its business. The Company does not have key-man life insurance on the lives of any of its personnel. The Company has employment contracts with William
H. Fleming, the Company's President, Chief Operating Officer, Secretary and Director; and John F. Perry, the Company's Chief Executive Officer and Chairman of the Board. In addition, the Company has contracts with most of its consultants. Competition for management and scientific staff in the biotechnology, biomedical and health care fields is intense. The Company may not be able to continue to employ personnel and consultants with sufficient expertise to satisfy the Company's needs.

    PRODUCT  LIABILITY.   The Company  could be  subject to  claims for personal
injuries or other damages resulting from its products. The Company carries general liability insurance, including products liability insurance in the amount of $2,000,000. While there have been no product liability claims against the Company, in the event any claims for amounts exceeding its insurance coverage were successful, they could have a material adverse effect on the Company. The Company's insurance may not adequately protect the Company against all such liabilities. The Company's insurance does not cover actions brought in countries other than the United States. The Company's current product is not intended for internal use and therefore the Company does not consider claims relating to toxic shock syndrome to be a risk to the Company. However, the Company cannot guarantee that the product will not be used internally by persons misusing the product. Toxic shock syndrome is excluded from the Company's insurance policy.

    EXERCISE OF WARRANTS AND OPTIONS; POTENTIAL ADVERSE IMPACT OF SHARES ELIGIBLE FOR FUTURE SALES. As of February 29, 1996, 2,136,530 shares of Common Stock were subject to outstanding stock options under the Company's Stock Option Plan at a weighted average exercise price of $1.57 per share and 3,352,900 shares were issuable upon exercise of outstanding warrants at a weighted average exercise price of $1.66 per share. While outstanding warrants and options are exercisable, the holders thereof have the opportunity to profit from a rise in the market price of the common stock. The Company may find it more difficult to raise additional equity capital while the warrants and options are outstanding. At any time when the holders might be expected to exercise their warrants and options, the Company would probably be able to obtain additional equity capital on terms more favorable than those provided in the warrants and options being exercised. Holders of warrants and options do not have any of the rights or privileges of stockholders of the Company prior to exercise of the warrants and options.

    Sales of substantial amounts of the Company's common stock in the public market by existing shareholders could adversely affect the price of the common stock. In addition to the 5,638,294 shares of common stock offered hereby, 2,435,729 shares are freely tradable under the federal securities laws to the extent they are not held by affiliates of the Company or are not subject to certain contractual volume restrictions. In February 1996, an additional 1,295,847 shares became eligible for resale subject to compliance with Rule 144 under the Securities Act and in June 1996, an additional 1,197,120 shares will be eligible for resale under Rule 144. In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the issuer's common stock and (ii) the average weekly trading volume during the four calendar weeks preceding such sale, provided that certain public information about the issuer as required by Rule 144 is then available and the seller complies with certain other requirements. A person who is not an affiliate, has not been an affiliate within three months prior to sale, and has beneficially owned the restricted securities for at least three years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

    The Company intends to file a registration statement on Form S-8 under the Securities Act by late 1996. Such registration statement would cover shares of Common Stock reserved for issuance under the Company's Stock Option Plan and certain warrants that are not being registered pursuant to this offering.

    ABSENCE OF DIVIDENDS. The Company has not paid any dividends on its Common Stock since its inception and does not anticipate paying any dividends in the foreseeable future. Earnings of the Company, if any, are expected to be used to finance the development and expansion of the Company's business. Any future decision with respect to dividends will depend on future earnings, future capital needs and the Company's operating and financial condition, among other factors. See "Description of Securities -- Common Stock."

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth information as of March 1, 1996 regarding the beneficial ownership of common stock by (a) each person who is known to the Company to be the beneficial owner of greater than five percent of the outstanding shares of common stock, (b) each director of the Company, (c) the Chief Executive Officer of the Company and other officers who received in excess of $100,000 in compensation for 1995, (d) the directors and officers of the Company as a group and (e) each Selling Shareholder:

                                                                                                     PERCENTAGE OF
                                                                                                    OUTSTANDING (3)
                                                                                                 ----------------------
                                                       SHARES BENEFICIALLY   SHARES REGISTERED     BEFORE      AFTER
5% SHAREHOLDERS, DIRECTORS AND OFFICERS                     OWNED (1)          FOR SALE (2)        SALES     SALES (4)
-----------------------------------------------------  -------------------  -------------------  ----------  ----------
Robert L. Buck.......................................      150,000(5)               --                 1.6%        1.6%
10180 S.W. Nimbus Ave., Suite J-5
Portland, OR 97223
Capital Consultants, Inc. ...........................    3,170,000(6)         3,120,000               35.2%      *
2300 SW First Ave.
Portland, OR 97201
Cort MacKenzie Securities, Inc.                          1,354,335(7)         1,084,335(7)            13.3%        2.6%
5335 S.W. Meadows Road, Suite 270
Lake Oswego, OR 97035
William H. Fleming...................................      807,595(8)               --                 8.3%        8.3%
10180 S.W. Nimbus Ave., Suite J-5
Portland, OR 97223
John F. Perry........................................      960,710(9)               --                10.0%       10.0%
4 Sawgrass Village, Suite 220B
Ponte Vedra, FL 32082
James E. Reinmuth....................................      219,500(10)              --                 2.4%        2.4%
5171 Solar Heights Drive
Eugene, OR 97405
Carol A. Scott.......................................            0(11)              --               *           *
1834 Park Blvd.
Palo Alto, CA 94306
RoseAnna Sevcik......................................       12,500(12)(13)          --               *           *
1300 W. Mockingbird Lane
Dallas, TX 75247-4921
Sovereign Ventures L.L.C.............................      897,135(14)              --                10.0%       10.0%
Attn: Michael C. Hubbard
Suite 1105
One S.W. Columbia
Portland, OR 97258
Mark T. Waller.......................................      460,000(12)(15)      500,000(15)(16)        4.9%          0%
1820 North Shore Road
Lake Oswego, OR 97034
All directors and officers as a group
 (seven).............................................    2,200,305(17)              --                20.5%       20.5%


                                                                                                     PERCENTAGE OF
                                                                                                    OUTSTANDING (3)
                                                                                                 ----------------------
                                                       SHARES BENEFICIALLY   SHARES REGISTERED     BEFORE      AFTER
OTHER SELLING SHAREHOLDERS                                  OWNED (1)          FOR SALE (2)        SALES     SALES (4)
-----------------------------------------------------  -------------------  -------------------  ----------  ----------
John Robert Booth....................................       17,411(18)           17,411(18)          *               0%
Esler Stephens & Buckley.............................       90,000(12)          100,000(16)(19)      *               0%

                                                                                                     PERCENTAGE OF
                                                                                                    OUTSTANDING (3)
                                                                                                 ----------------------
                                                       SHARES BENEFICIALLY   SHARES REGISTERED     BEFORE      AFTER
OTHER SELLING SHAREHOLDERS                                  OWNED (1)          FOR SALE (2)        SALES     SALES (4)
-----------------------------------------------------  -------------------  -------------------  ----------  ----------
Charles E. Finegan, Jr...............................      173,300(20)           18,000(12)            1.9%        1.7%
First Coast Sales, Inc...............................        8,333(12)            5,000(12)          *               0%
G. Dale Garlow.......................................      302,199(21)          302,199(21)            3.4%          0%
Lane Powell Spears Lubersky..........................       18,400(12)           18,400(12)(22)      *               0%
Donald P. Leach......................................      302,199(21)          302,199(21)            3.4%          0%
H. Thad Morris.......................................       10,000(12)           10,000(12)          *           *
Richard T. Schroeder.................................      383,428(23)           52,000                4.2%        3.5%
Michael D. Stewart...................................       35,000(12)           35,000(12)          *               0%
Alfred E. Thurber, Jr. ..............................      170,000(20)           18,000(12)            1.9%        1.7%
Julie Tooze..........................................        5,500(24)            2,750(24)          *           *
Donald Weckstein.....................................       20,000(12)           20,000(12)          *               0%
James R. Wilson......................................      283,428(25)           32,000                3.1%        2.8%
John S. Woolley......................................        1,000(12)            1,000(12)          *               0%

--------------------------
* Less than 1%.

  (1) "Beneficial Ownership" is defined pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and generally means any persons, who directly, or indirectly, have or share voting or investment power with respect to a security. A person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within sixty days, including but not limited to, any right to acquire such security through the exercise of any option or warrant or through the conversion of a security.

  (2) Includes shares that may be sold pursuant to this Prospectus. However, in some cases these shares may instead be sold pursuant to Rule 144 under the Securities Act and in some cases may not be sold at all during the time this Prospectus may be used for sales. See "Plan of Distribution."

  (3) Percent of class for any shareholder listed is calculated without regard to shares of common stock issuable to others upon exercise of outstanding stock options or warrants. Any shares a shareholder is deemed to own by having the right to acquire by exercise of an option or a warrant are considered to be outstanding solely for the purpose of calculating that shareholder's ownership percentage.

  (4) Assumes the sale pursuant to the Offering of all shares listed in the "Shares Registered for Sale" column. Also assumes that none of the listed shareholders sells shares not listed in such column or purchases additional shares in this Offering or otherwise except pursuant to certain outstanding options or warrants.

  (5) Consists solely of shares subject to options exercisable within 60 days after March 1, 1996. Does not include 150,000 shares subject to options exercisable more than 60 days after March 1, 1996.

  (6) Capital Consultants, Inc. ("CCI") is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and has, on behalf of certain of its clients, the sole voting power and the sole investment power with respect to the shares. Includes 31,200 shares owned by CCI. Includes 50,000 shares subject to warrants held by CCI on behalf of certain of its clients exercisable within 60 days after March 1, 1996.

  (7) Includes 1,224,750 shares subject to warrants exercisable within 60 days after March 1, 1996. 270,000 shares listed in the shares beneficially owned column are beneficially owned by Thomas C. Stewart, President of Cort MacKenzie Securities, Inc. 308,750 of the shares registered for sale are beneficially owned by Cort MacKenzie & Thomas, Inc. ("CMT"). CMT has agreed not to sell, within any three-month period, the greater of (i) 1% of the then outstanding shares of the Company's common stock and (ii) the average weekly trading volume during the four calendar weeks preceding such sale.

  (8) Includes 5,170 shares owned by William H. Fleming's wife, the beneficial ownership of which Mr. Fleming disclaims. Includes 672,140 shares subject to options exercisable within 60 days after March 1, 1996. Does not include 75,000 shares subject to options exercisable more than 60 days after March 1, 1996.

  (9) Includes 692,140 shares subject to options exercisable within 60 days after March 1, 1996. Does not include 75,000 shares subject to options exercisable more than 60 days after March 1, 1996.

 (10) Includes 12,500 shares subject to options exercisable within 60 days after March 1, 1996. Includes 160,000 shares subject to warrants exercisable within 60 days after March 1, 1996. Does not include 37,500 shares subject to options exercisable more than 60 days after March 1, 1996.

 (11) Ms. Scott has options for 60,000 shares exercisable more than 60 days after March 1, 1996.

 (12) Consists solely of shares subject to warrants or options exercisable within 60 days after March 1, 1996.

 (13) Does not include 37,500 shares subject to options exercisable more than 60 days after March 1, 1996.

 (14) Sovereign Ventures L.L.C. is an Oregon limited liability company owned equally by Michael C. Hubbard and Denis R. Burger. Mr. Hubbard beneficially owns an additional 150,000 shares. Yamhill Valley Vineyards, which is owned by Mr. Burger and his wife, beneficially owns an additional 75,000 shares.

 (15) Shares registered for sale include 40,000 shares subject to warrants exercisable if the Company's stock does not trade at a minimum of $8.00 per share for five consecutive trading days before August 15, 1996.

 (16) Mr. Waller and Esler Stephens & Buckley have agreed that, during the period that the Registration Statement is effective, they shall sell shares only during a 60-day period beginning two days after the filing by the Company of each 10-QSB or 10-KSB and that each of them shall not sell in any single trading day more than the greater of (i) 1% of the average daily reported volume of trading of the Company's shares for the four preceding calendar weeks or (ii) 2,500 shares (with respect to Mr. Waller) or 1,000 shares (with respect to Esler Stephens & Buckley).

 (17) Includes 1,749,280 shares subject to options and warrants exercisable within 60 days after March 1, 1996. Includes 5,170 shares owned by William
      H. Fleming's wife, the beneficial ownership of which Mr. Fleming disclaims.

 (18) Includes 1,540 shares subject to warrants exercisable within 60 days after March 1, 1996.

 (19) Includes 10,000 shares subject to warrants exercisable if Company's stock does not trade at $8.00 or above for five consecutive trading days before August 15, 1996.

 (20) Includes 160,000 shares subject to warrants exercisable within 60 days after March 1, 1996.

 (21) Includes 26,730 shares subject to warrants exercisable within 60 days after March 1, 1996. Messrs. Garlow and Leach have agreed that they will not sell the greater of (i) in any single trading day more than 1% of the average daily reported volume of trading of the Company's shares for the four preceding calendar weeks or (ii) 12,500 shares in any five consecutive trading days.

 (22) Lane Powell Spears Lubersky has agreed not to sell in any single trading day more than 3,000 shares.

 (23) Includes 260,000 shares subject to warrants exercisable within 60 days after March 1, 1996. Also includes 30,000 shares owned by Richard T.
      Schroeder's   wife,  the  beneficial  ownership  of  which  Mr.  Schroeder disclaims.

 (24) Consists solely of 2,750 shares subject to options and 2,750 shares subject to warrants exercisable within 60 days after March 1, 1996.

 (25) Includes 160,000 shares subject to warrants exercisable within 60 days after March 1, 1996.

                           DESCRIPTION OF SECURITIES

COMMON STOCK

    The authorized capital stock of the Company consists of 33,000,000 shares of common stock, $.01 par value per share. As of December 31, 1995, there were 8,948,243 shares of common stock outstanding. All of the outstanding shares of Common Stock are fully paid and nonassessable.

    Holders of Common Stock are entitled to receive dividends as may from time to time be declared by the Board of Directors out of funds legally available therefor and to one vote per share on all matters on which the holders of Common Stock are entitled to vote. The current policy of the Company is to retain earnings to provide funds for the operation and expansion of its business. The Company has never paid any cash dividends, and the Board of Directors does not anticipate paying cash dividends in the foreseeable future. See "Risk Factors -- Absence of Dividends." Holders of common stock do not have any cumulative voting rights or conversion, pre-emptive, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably in the Company's assets, if any, remaining after the payment of all liabilities of the Company.

    The holders of Common Stock are entitled to one vote for each share held on all matters submitted to the shareholders.

CERTAIN ANTIDILUTION RIGHTS

    Holders of common stock who owned shares of Common Stock on February 17, 1994 have the right to receive additional shares of Common Stock (without consideration) sufficient to maintain their percentage ownership if the Company issues Common Stock (or warrants or options to acquire Common Stock) on or after February 17, 1994 and before February 17, 1997 at a price of less than $.40 per share. No other holders of Common Stock have antidilution rights.

CHANGE IN CONTROL

    The Nevada Control Share Acquisition Act places certain restrictions on acquisition of control shares, similar to those found in other jurisdictions. The Company has opted, as permitted by Nevada law, to provide in its bylaws that this Act does not apply to acquisition of shares of the Company's stock. The Company's articles and bylaws do not contain any provisions that would delay, defer or prevent a change in control of the Company.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article  Twelve of the Company's Articles  of Incorporation, as amended, and
Article VIII of the Company's Bylaws provide that the Company is required to indemnify current or former directors, officers, employees or agents of the Company to the fullest extent permitted by Nevada law. The rights of indemnification under the Articles and Nevada law are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any agreement, vote of shareholders or directors or otherwise. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                              PLAN OF DISTRIBUTION

    The Shares may be sold from time to time by the Selling Shareholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following:
(a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) a purchase by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; and

(c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In addition, any Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

    Under agreements that may be entered into by the Selling Shareholders, dealers who participate in the distribution of the Shares may be entitled to indemnification by the Selling Shareholders against certain liabilities, including liabilities under the Securities Act.

    Certain of the dealers may be customers of, including borrowers from, engage in transactions with, and perform services for, the Company, a Selling Shareholder or one or more of their affiliates in the ordinary course of business.

    The Shares offered hereby may be distributed to purchasers in the states of Florida, Georgia, New Jersey, New York, Oregon and Washington.

                              RECENT DEVELOPMENTS

    LEASE LINE OF CREDIT. In January 1996 the Company received a lease line of credit commitment from First Portland Leasing Corporation ("FPLC") which the Company accepted (the "Commitment"). FPLC has agreed to lease up to an aggregate of $300,000 of equipment. Each lease term will be either 36 months at a monthly rate factor of .03475 or 24 months at a monthly rate factor of .0495. At the maturity of each lease term, the Company will have the option to purchase the equipment at its fair market value at such time, renew the lease annually at the fair rental value at such time or return the equipment to FPLC. Payment under the leases will be secured by other equipment owned by the Company. The
Commitment states that all equipment must be delivered and accepted by the Company by July 31, 1996.

    BOARD OF DIRECTORS. In May 1995 the Company's Board of Directors elected James E. Reinmuth and RoseAnna Sevcik as new members of the Board to fill vacancies. Mr. Reinmuth was elected Treasurer of the Company at the same meeting. Information with respect to Ms. Sevcik and Mr. Reinmuth is set forth below:

        Mr. Reinmuth, age 55, has served as a director of the Company since May 1995. Since July 1994, Mr. Reinmuth has served as the Charles H. Lundquist Distinguished Professor of Business at the University of Oregon. Mr. Reinmuth also serves as President and Chief Executive Officer of Fuji Advanced Filtration, an industrial filter manufacturer. From 1976 until July 1994, Mr. Reinmuth served as Dean of the College of Business at the University of Oregon. Mr. Reinmuth also has served in several administrative positions within the University of Oregon from 1988 until the present. Mr. Reinmuth is a director of Antivirals, Inc., a pharmaceutical company, W.E. Simon and Sons Asia Ltd., a merchant bank in HongKong, Asia Capital Ltd., an investment bank in Sri Lanka, and Capital Consultants, Inc., an investment firm that is a Selling Shareholder in this offering.

        Ms. Sevcik, age 32, has served as a director of the Company since May 1995. Since February 1993, Ms. Sevcik has served as Vice President-Senior
    Portfolio Manager of the Life Insurance Company of the Southwest. From February 1990 to February 1993, Ms. Sevcik served as Senior Portfolio Manager-Securities Analyst at Securities Management and Research, an investment management services company.

    Jeffrey Grayson and Karen Anderegg resigned as Directors of the Company in December 1995 and February 1996, respectively. There were no disagreements between the Company and either Mr. Grayson or Ms. Anderegg.

    At the May 1995 meeting of the Board, the Company established an Audit Committee comprised of John F. Perry, James E. Reinmuth and Carol A. Scott, Ph.D. The Audit Committee oversees actions taken by the Company's independent auditors.

    CONSULTING AGREEMENTS. In November 1995, the Company entered into a Consulting Agreement with Peter Loftis for consulting services in the area of trade relations, sales and marketing. Pursuant to the agreement, the Company has agreed to pay Mr. Loftis a fee of $10,000 per month. The Company has also granted Mr. Loftis warrants to purchase 100,000 shares of the Company's common stock at a purchase price of $2.88 per share, one-third of which vested immediately, one-third of which will vest after six months of service and the remainder of which vest after 12 months of service. The Consulting Agreement is terminable by either party with 60 days' prior notice.

    In June 1995, the Company entered into a Consulting Agreement with David Pitassi for consulting services in the area of sales, marketing, product development and manufacturing. Pursuant to the agreement, the Company has agreed to pay Mr. Pitassi $1,000 per month as a minimum payment. In addition, services rendered over and above one day per month will be compensated at the rate of $250 per hour. The Company has granted to Mr. Pitassi warrants to purchase 100,000 shares of the Company's common stock at a purchase price of $2.88 per share, one-third of which vested immediately, one-third of which will vest on June 30, 1996 and the remainder of which will vest on June 30, 1997. The agreement may be terminated by either party with 30 days' prior notice.

    DISTRIBUTION OF PRODUCTS. In July 1995, the Company entered into a Distributor's Agreement with OSSCA International, Inc. ("OSSCA") with respect to the nonexclusive distribution of the Padette to the United States military and other United States government agencies. The term of the Agreement is three years and may be extended annually thereafter by the parties. Pursuant to the Agreement, OSSCA agreed to an initial order of 1,000,000 Padettes, and 6,000,000 Padettes per year. The parties have agreed that OSSCA will take delivery of Padettes as soon as the Company's products are in distribution in the United States.

    In December 1995, the Company entered into an agreement with Chinese Business Services ("CBS") pursuant to which CBS became the exclusive distributor for direct sales of the Padette within China. The term of the agreement is two years with automatic one year renewals. The Agreement may also be terminated by the Company if, among other reasons, CBS fails to meet certain minimum purchase orders. The Company has also agreed to issue to CBS a warrant to purchase 10,000 shares (subject to decrease in the event minimum purchase requirements are not met) of the Company's common stock at a purchase price of $4.00 per share.

    The Company and Beijing Kang Mei Biological Products, Ltd., a joint venture comprised of Cort MacKenzie & Thomas, Inc., and Fang-Hai Science and Technology (the "Joint Venture") previously entered into a distribution arrangement relating to certain countries in the Far East which was recently terminated pursuant to an Amendment of Agreement (the "Amendment"). The parties agreed that their prior agreements are terminated and the Company has agreed to pay to the Joint Venture one-quarter of one U.S. cent for each Padette sold by the Company within China during the three-year term commencing on the effective date of the Amendment; provided, however, that such payments shall not exceed $100,000 in any 12-month period.

    LEGAL PROCEEDINGS. The Company has been named as a defendant in a civil action brought in the Circuit Court of Oregon for Washington County by Kassia International Incorporated (the "Plaintiff"). The complaint alleges that the Company breached its obligations to complete the purchase of the Plaintiff in the spring of 1995 and seeks damages of up to $6 million under various theories. Although the Company intends to vigorously defend against such lawsuit, the Company cannot predict the outcome of the lawsuit. See "Risk Factors."

    The Company was in a dispute with  G. Dale Garlow, Donald P. Leach and  John
R. Booth, shareholders of the Company who claimed they were entitled to certain registration rights, among other matters (collectively, "GL&B"). In February 1996, the Company and GL&B entered into a

Settlement Agreement, Registration Rights Agreement and Release (the "Settlement Agreement"), pursuant to which the Company agreed to deliver warrants to purchase an aggregate of 30,000 shares of the Company's common stock at an exercise price of $1.50 per share and 25,000 shares of the Company's common stock at an exercise price of $3.00 per share. The Company also agreed to register all the shares owned by GL&B as well as the shares of common stock underlying the warrants granted to GL&B pursuant to the Settlement Agreement. In addition, the Company has agreed to pay to the Shareholders an aggregate of $30,000. Messrs. Leach and Garlow have each agreed to certain volume limitations in the sale of their shares. See "Principal and Selling Shareholders."

    LEASED OFFICE FACILITY. In January 1996 the Company entered into a new lease for its office space within the same office complex as its existing office space. The lease is for approximately 7,100 square feet, significantly larger than the Company's existing office facility. The term of the lease is March 1, 1996 through February 28, 1999 at a monthly rental amount of $6,635, with an increase to $6,967 per month in March 1998.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby has been passed upon by Perkins Coie, Portland, Oregon.

                                    EXPERTS

    The financial statements incorporated by reference in this Prospectus to the Annual Report on Form 10-KSB for the year ended December 31, 1994 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and so incorporated herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY OF THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THOSE TO WHICH IT RELATES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Additional Information....................................................     2
Incorporation of Certain Documents by Reference...........................     2
Risk Factors..............................................................     3
Principal and Selling Shareholders........................................     8
Description of Securities.................................................    11
Plan of Distribution......................................................    11
Recent Developments.......................................................    12
Legal Matters.............................................................    14
Experts...................................................................    14
Additional Information....................................................  II-1

                            ------------------------

    UNTIL              , 1996, ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES,
WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                5,638,294 SHARES

                                 ATHENA MEDICAL
                                  CORPORATION

                                  COMMON STOCK

                                          , 1996

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                                                                                      AMOUNT
                                                                                     ---------
SEC Registration Fee...............................................................  $   6,562
Accounting Fees and Expenses*......................................................      3,000
Legal Fees and Expenses*...........................................................     60,000
Blue Sky Fees and Expenses*........................................................     10,000
Printing, including Registration Statement, Prospectus, etc.*......................      1,000
Miscellaneous Expenses*............................................................      1,938
                                                                                     ---------
    TOTAL EXPENSES*................................................................  $  82,500
                                                                                     ---------
                                                                                     ---------

------------------------
*Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Nevada General Corporation Law (the "Nevada Act") requires the indemnification of an individual made a party to a proceeding because the individual is or was a director, officer, employee or agent of the corporation against expenses, including attorney fees, actually and reasonably incurred, to the extent that the individual is successful on the merits or otherwise in the individual's defense in the proceeding, or in defense of any claim, issue or matter therein. In addition, the Nevada Act allows the corporation to indemnify such an individual if:

        (a) The conduct of the individual was in good faith;

        (b) The individual reasonably believed that the individual's conduct was in the best interest of the corporation, or not opposed to its best interests; and

        (c) In the case of any criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

In the case of any proceeding by or in the right of the corporation, the individual must also meet the standards set forth above to be entitled to indemnification, but may still not be indemnified if the individual is adjudged liable to the corporation or for amounts paid in settlement to the corporation, unless ordered by a court of competent jurisdiction upon application.

    Article Twelve of the articles of incorporation of the registrant requires that the bylaws of the registrant shall provide for the indemnification of the registrant's directors, officers, employees and agents to the fullest extent permitted by Nevada law. Article VIII of the bylaws of the registrant requires the registrant to indemnify any current or former director, officer, employee or agent from and against expenses actually and reasonably incurred, including attorney fees, judgments, fines and amounts paid in settlement, in connection with any action, suit or proceeding to which the individual is a party because of service to registrant, provided that the individual acted in good faith and in a manner the individual reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful. The same indemnification obligation applies to actions by or in the right of the corporation if the foregoing standards are met, but shall not apply if the individual is adjudged liable to the corporation or to amounts paid in settlement, unless ordered by a court of competent jurisdiction. This right to indemnification does not exclude any other rights to which an individual may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article Eight of the bylaws further requires the indemnification of an individual made a party to a proceeding because the individual is or was a director, officer, employee or agent of the corporation against expenses, including attorney fees, actually and reasonably incurred, to the extent that the individual is successful on the merits or otherwise in the individual's defense in the proceeding, or in defense of any claim, issue or matter therein.

    In addition to the rights to indemnification set forth above, the registrant has, in Article Thirteen of its articles of incorporation, eliminated the liability of each director and officer of the corporation for damages for any breach of fiduciary duty, except that a director or officer shall be liable for damages which result from:

        (a) Acts or omissions which involve intentional misconduct, fraud or knowing violation of law;

        (b) The willful or grossly negligent payment of any improper dividend or distribution; or

        (c) Acts or omissions which occurred prior to March 18, 1987.

This provision is consistent with the Nevada Act, which allows the elimination of personal liability for officers and directors in the articles of incorporation, except in the situations described in subsections (a) and (b) above.

ITEM 16.  EXHIBITS.

 5.1      Opinion of Perkins Coie.**
10.1      License Agreement dated April 30, 1986 between Shalom Z. Hirschman,
           M.D., and Marvin P. Loeb & Company. Incorporated by reference to
           Exhibit 10.1 to the Company's Form S-2, SEC File No. 33-88230 (the
           "S-2").
10.2      Limited License & Option Agreement between Marvin Loeb & Company and the Company dated December 30, 1986. Incorporated by reference to
           Exhibit 10.2 to the S-2.
10.3      Consulting Agreement between Shalom Hirschman, M.D. and the Company dated June 23, 1987. Incorporated by reference to Exhibit 10.3 to the S-2.
10.4      Consulting Agreement between the Company and Roland Gertstenberger dated January 31, 1996.*
10.5      Consulting Agreement between the Company and Karen K. Anderegg dated
           January 5, 1995. Incorporated by reference to Exhibit 10.28 to the
           Company's Annual Report on Form 10-KSB for the year ended December
           31, 1994.
10.6      Consulting Agreement between the Company and Peter Loftis dated
           November 6, 1995.*
10.7      Consulting Agreement between the Company and David M. Pitassi dated as of February 1995.*
10.8      Share Exchange Agreement among Xtramedics, Inc., Athena Profem, Inc., and Athena shareholders dated February 17, 1994. Incorporated by reference to Exhibit 1 to the Company's Quarterly Report on Form
           10-QSB/A for the period ended March 31, 1994 (the "March 31, 1994
           10-QSB/A").
10.9      Assumption of Employment Agreement between the Company and John F.
           Perry dated February 17, 1994. Incorporated by reference to Exhibit 2 to the March 31, 1994 10-QSB/A.
10.10     Employment Agreement between Athena Medical Corporation (an Oregon corporation) and John F. Perry dated as of July 1, 1993. Incorporated by reference to Exhibit 2 to the March 31, 1994 10-QSB/A.
10.11     Assumption of Employment Agreement between the Company and William H.
           Fleming dated February 17, 1994. Incorporated by reference to Exhibit
           2 to the March 31, 1994 10-QSB/A.

10.12     Employment Agreement between Athena Medical Corporation (an Oregon corporation) and William H. Fleming dated as of July 1, 1993.
           Incorporated by reference to Exhibit 2 to the March 31, 1994
           10-QSB/A.
10.13     Business Park Lease between the Company, Petula Associates, Ltd. and
           Koll Portland Associates dated March 1, 1996.*
10.14     Agreement dated July 1, 1994 between Sovereign Ventures and Athena
           Medical Corporation. Incorporated by reference to Exhibit 10.10 to the S-2.
10.15     Registration Rights Agreement between Athena Medical Corporation and
           Capital Consultants, Inc., dated December 29, 1994. Incorporated by reference to Exhibit 10.15 to the S-2.
10.16     Form of Registration Rights Agreement used for Mr. Waller, Esler,
           Stephens & Buckley and Lane Powell Spears Lubersky.*
10.17     Athena Medical Corporation's 1994 Incentive and Non-Qualified Stock
           Option Plan dated as of June 7, 1994. Incorporated by reference to
           Exhibit 10.14 to the S-2.
10.18     Purchase Warrant issued to Richard Schroeder for 100,000 shares of common stock dated May 3, 1994. Incorporated by reference to Exhibit
           10.16 to the S-2.
10.19     Form of Purchase Warrant issued to Cort MacKenzie for 346,000 shares of common stock dated March 1996.*
10.20     Purchase warrant issued to Alexander V. Sharp for 35,000 shares of common stock dated October 3, 1995.*
10.21     Purchase Warrant issued to Cort MacKenzie for 300,000 shares of common stock dated July 11, 1994. Incorporated by reference to Exhibit 10.17 to the S-2.
10.22     Purchase Warrant issued to Charles E. Finegan, Jr. for up to 90,000 shares of common stock dated October 2, 1994. Incorporated by reference to Exhibit 10.18 to the S-2.
10.23     Purchase Warrant issued to Alfred E. Thurber, Jr. for up to 90,000 shares of common stock dated October 2, 1994. Incorporated by reference to Exhibit 10.19 to the S-2.
10.24     Purchase Warrant issued to Financial Management Consulting Group for up to 50,000 shares of common stock dated October 28, 1994.
           Incorporated by reference to Exhibit 10.22 to the S-2.
10.25     Purchase Warrant issued to Cort MacKenzie & Thomas, Inc. for 308,750 shares of common stock dated November 18, 1994.*
10.26     Purchase Warrant issued to James E. Reinmuth for 160,000 shares of common stock dated April 28, 1995.*
10.27     Purchase Warrant issued to Richard T. Schroeder for 160,000 shares of common stock dated April 28, 1995.*
10.28     Purchase Warrant issued to James R. Wilson for 160,000 shares of common stock dated April 28, 1995.*
10.29     Purchase Warrant issued to Karen K. Anderegg for 100,000 shares of common stock dated May 18, 1995.*
10.30     Purchase Warrant issued to Charles E. Finegan, Jr. for 70,000 shares of common stock dated May 18, 1995.*
10.31     Purchase Warrant issued to Alfred E. Thurber, Jr. for 70,000 shares of common stock dated May 18, 1995.*
10.32     Purchase Warrant issued to Mark T. Waller for up to 500,000 shares of common stock dated September 29, 1995.*

10.33     Purchase Warrant issued to Esler Stephens & Buckley for up to 100,000 shares of common stock dated September 29, 1995.*
10.34     Purchase Warrant issued to Capital Consultants, Inc. for 50,000 shares of common stock dated October 5, 1995.*
10.35     Purchase Warrant issued to David M. Pitassi for 100,000 shares of common stock dated December 29, 1995.*
10.36     Purchase Warrant issued to Peter Loftis for 100,000 shares of common stock dated December 29, 1995.*
10.37     Distributor's Agreement between the Company and OSSCA International,
           Inc. dated July 30, 1995.*
10.38     Commission Agreement between the Company and OSSCA International, Inc.
           dated July 30, 1995.*
10.39     Distribution Agreement between the Company and Meix Corporation dba
           Chinese Business Services, dated December 30, 1995.*
10.40     Commitment Letter between First Portland Leasing Corp. and the Company dated January 9, 1996.*
10.41     Form of Amendment of Agreement between the Company and Beijing Kang
           Mei Biological Products, Ltd. (a joint venture comprised of Cort
           MacKenzie & Thomas, Inc., and Fang-Hai Science and Technology).*
10.42     Form of Purchase Warrant issued to Thomas C. Stewart for 270,000 shares of common stock dated December 29, 1995.*
10.43     Form of Purchase Warrant issued to Michael D. Stewart for 35,000 shares of common stock dated December 29, 1995.*
13.       The Company's Quarterly Reports on Form 10-QSB for the quarters ended
           March 31, 1995, June 30, 1995 and September 30,1995. Incorporated by reference to such filings with the Commission on May 15, 1995, August
           15, 1995 and November 15, 1995, file number 0-17119.
24.1      Consent of Arthur Andersen LLP.*
24.2      Consent of Perkins Coie.** Included in Exhibit 5.1.

------------------------
 * Filed herewith.
** To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)  To remove from registration by  means of a post-effective amendment
    any  of  the  securities  being  registered  which  remain  unsold  at   the
    termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on March 29, 1996.

                                          ATHENA MEDICAL CORPORATION

                                          By:       /s/ WILLIAM H. FLEMING
                                             -----------------------------------
                                                     William H. Fleming
                                                PRESIDENT AND CHIEF OPERATING
                                                           OFFICER

    Each person whose individual signature appears below hereby authorizes and appoints William H. Fleming and David S. Porter, and each of them, with full power of substitution and full power to act without the other as his or her true attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments.

    Pursuant  to  the  requirements  of   the  Securities  Act  of  1933,   this
registration statement has been signed on March 29, 1996 by the following persons in the capacities indicated:

                      SIGNATURE                                                TITLE
------------------------------------------------------  ---------------------------------------------------

                /s/ WILLIAM H. FLEMING
     -------------------------------------------        President, Chief Operating Officer, Secretary and
                  William H. Fleming                     Director (Principal Operating Officer)

                  /s/ JOHN F. PERRY
     -------------------------------------------        Chairman, Chief Executive Officer and Director
                    John F. Perry

                 /s/ DAVID S. PORTER
     -------------------------------------------        Chief Financial Officer (Principal Accounting
                   David S. Porter                       Officer)

                /s/ JAMES E. REINMUTH
     -------------------------------------------        Director
                  James E. Reinmuth

                  /s/ CAROL A. SCOTT
     -------------------------------------------        Director
                    Carol A. Scott

                 /s/ ROSEANNA SEVCIK
     -------------------------------------------        Director
                   RoseAnna Sevcik